

OFFERING MEMORANDUM

facilitated by



Stone House Products LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Stone House Products LLC
State of Organization	NH
Date of Formation	02/25/2020
Entity Type	Limited Liability Company
Street Address	p.o box 536, RUMNEY RUMNEY, 03266
Website Address	https://www.facebook.com/StoneHouseProducts/

(B) Directors and Officers of the Company

Key Person	David Sheffield
Position with the Company Title First Year	 Co-Founder 2020
Other business experience (last three years)	**Production Admin, Stone House Products LLC - (***Feb 2019 - Current)* — Manages policy and procedure of the workshop. Procures material, As well as the production staff **Shipping Admin, Stone House Products LLC -** *(Feb 2019 - Current)* - Manages shipping area policy & procedure. Maintains shipping company relationships. - Maintenance Manager

Key Person	Eric Sheffield
Position with the Company Title First Year	 Co-Founder 2020
Other business experience (last three years)	**General Admin, Stone House Products LLC - (***Feb 2019 - Current)* — Maintains daily operation of Stone House Products by facilitating team member cooperation. **Marketing & Brand Admin, Stone House Products LLC -** *(Feb 2019 - Current)* - Manages policy & procedures of marketing campaigns. Maintains partner relationships. - Member - Global Guild LLC - Member - The Emporium By Bold As Love

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
David Sheffield	50%
Eric Sheffield	50%

(D) The Company's Business and Business Plan

Stone House Products LLC

Stone House Products is an Artisan Manufacturing company nestled in the mountains of New Hampshire. Pursuing a strong belief that manufacturing is not always about mass production for the lowest cost. We focus our efforts on creating items of quality, value and a lifetime of memory. Over the past year we have provided custom merchandise for touring musicians, artists and small businesses. As well as launched our own unique product lines under various brand names. Each with a focus on different niche markets our team is knowledgeable in.

With the funds raised our goal is to make Stone House a viable and sustainable business. We will do this by expanding our marketing reach while also purchasing equipment to improve production capability.

OUR MISSION

Beyond creating quality products. It is our belief that item manufacturing is becoming more accessible to the average person. A decentralization of manufacturing is occurring. This is proven by the massive popularity of in home production technology only available to large scale organizations just a short time ago. This new capability is allowing more and more small Artisan creators to startup in garages, warehouses, apartments and barns. This trend will slowly alter the entire way we perceive merchandise creation and sale. It already has via Esty and instagram alone. One can be certain that this equipment will only become better and more affordable. Until, like the computer, almost every home will possess the means to manufacture its needs.

Stone House Products believes in encouraging this trend. Doing so by creating support networks, supply chains and retail outlets that fit these upcoming entrepreneurs and inventors needs. We do so not necessarily for the profit, but because we believe in everyone having the ability to make their dream item become reality. Even if that item is only important or useful to them. That is the future of consumer product manufacturing and we are embracing it.

The Past year

By investing in Stone House Products, you will support a business that has already existed for one year. During that year our research and development brand "Rogue Burns" has found proven opportunity within the Arts & Entertainment industry. We have also been able to overcome a large majority of startup problems such as materials supply and production standardization. Some of our achievements in this time are

- Laser Cutter Purchase - Stone House has invested $5,000 on a laser cutting and engraving machine. This has provided immense value and revenue for the company.
- Band & Artist Merchandise - Stone House has numerous existing clients who are regional or national artists. They produce stickers, pins, key chains and more that represent their music or art.

4

- Wholesale Pop Up Vendors - Our Rogue Burns Brand currently supplies multiple pop up vendors with designs made by our artists.
- Event & Business Promotional Items - Stone House has provided clients with promotional items to give out or sell to their supporters. These range from stickers, pins, keychains and more.
- Sub Contracting Partnership - Stone House has a consistent partnership with Worthy Signs & Apparel in New York. Both parties offering their clients the production services of the other in a private label system.
- Rogue Burns Pop Up Retail - By traveling to events around the country our R & D brand has built a unique following within its niche. While also providing revenue and data. It has done so by creating a full body brand message that remains consistent.
- Network Of Artist - Stone House has built close relationships with the artists we work with. This has enabled cost saving benefits.
- Production Standardization - The items we offer have simple consistent production methods that maintain our expected quality
- Existing Commission Based Sales Force - Stone House has a number of brand ambassadors who actively pursue clients.
- Existing Production Team - Our close relationship with artists and artisans has provided valuable services that lower overall cost of our products.

The Next Year

There are some areas that funding will help greatly. With these added resources Stone House Products will be able to fully launch as a company. Major areas include:

- Streamlined ecommerce website for Rogue Burns & Stone House Products
- Increased quality and style consistency of product photographs
- Social Media Ad Campaigns
- Production Capacity
- Fully Dedicated Sales Force

Our Team

Stone House Products is owned by a Father & Son team. Eric, the son, is the founder of the company. He is the driving force responsible for the majority companies direction and architecture. His father David, now retired, has worked in large scale manufacturing companies such as General Dynamics and Timken his entire career. He has helped develop the policy & procedure for production and supply chain.

- Both owners operate the company full time however neither owners rely on company revenue to support living costs.
- The company has almost zero debt. Our largest cost is a monthly payment towards our current laser cutter machine.
- Eric is able to operate the laser machine, CNC and other equipment as well as manage digital design, marketing, sales and web administration. Which has lowered staffing costs greatly.

The Network

Unlike many other companies. SHP has a network of resources built from an almost zero budget necessity. How this is utilized in practice is by allowing access to our time and materials in return for a specific value that SHP requires. A value could be a service, product, art design or even labor. By operating the network we are able to achieve tasks that traditionally require higher investments. More importantly, SHP has become a crucial part of a greater community of artists, musicians, entrepreneurs and businesses. All working together to support one another's efforts.

Our Workshop

Stone House Products gets its name from the fact it is indeed a house. Not exactly made of physical stone, but metaphorical. A long history is to be told from that statement, however what this means a business sense is: The house is a constant, like stone. This asset is already owned by Eric & David. Its overhead is paid for by income outside of the company revenues. This fact has made SHP's location expenses extremely low. In addition to also allowing greater flexibility of operation, as we do not have a 3rd party determining what can or cannot happen on the property. A 3 stage plan has been developed. While we hope to execute this plan over 5 years. Our actual revenue for these years will determine the speed at which we can do so.

Primary Product Types

Our current product lines are based on a research phase conducted over 2019. During this period, it was found that the market we have direct access to is within the Music & Arts Industry. As well as small retail vendors and brick & mortar locations. This market consistently purchases small artisan craft items such as jewelry, clothing and traditional art.. In addition, it has been found that our Artist and other small craft-oriented businesses desire new, more affordable custom items for them to use as production materials. The main product variations we've developed include but are not limited to:

- Lapel Pins Small badges with pinbacks. Typically wood or plastics.
- Keychains Various custom designs made of wood and other materials.
- Stickers Includes wood and vinyl
- Patches Leather and embroidered with custom designs.
- Magnets Wood and acrylic
- Craft Supplies Small innovative items which can solve problems and craft supplies such as cloth, beads, clay, etc

Overview

We have some more in depth information in our company overview document. Yet as you've already seen here. Stone House Products is serious about the direction we're going. This initial growth jump is only the first stage of our plan. We hope that by proving our abilities here, we will build long lasting relationships with you, our investors. Mainvest enables you to support us from the very beginning. Which means during our future stages you'll have a first chance to reinvest for larger returns. You grow as we grow. Not only that, by supporting us you automatically gain the benefits of being a part of the "Network" we mentioned. This gives you added value access to a wide range of artists, events, small businesses and even non profit organizations. How you utilize access to this network is entirely up to you. However, whatever your merchandise, product design or art needs might be. You'll find ways to make it become a reality by joining the community. We hope to welcome you into our family!

(E) Number of Employees

The Company currently has 2 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$22,000
Offering Deadline	May 1, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$30,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Advertising	$6,000	$6,000
Streamline Retail Website	$2,000	$2,000
Biz Cards & In Person Promo	$1,000	$1,000
2nd Laser Cutter	$5,000	$5,000
CNC Machine	$2,000	$2,000
Ambassador Team	$2,800	$2,800
Workshop Expansion	$1,880	$9,400
Mainvest Compensation	$1,320	$1,800
TOTAL	$22,000	$30,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering “securities” in the form of revenue sharing notes, which we refer to as the “Notes.” Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	6.0 - 8.2%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	 1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.53%

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 6.0% and a maximum rate of 8.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$22,000	6.0%
$24,000	6.5%
$26,000	7.1%
$28,000	7.6%
$30,000	8.2%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Interests
Number of Shares Outstanding	1
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	1
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
David Sheffield	50%
Eric Sheffield	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

Stone house products llc

Stone house has very little debt or expense. Our projections of expenses are based on heavy investment into equipment, marketing and staffing. The actual amounts spent on these areas (outside of the stated usage of Mainvest investor funds) is variable to our true monthly gross profits. At no time do we plan to operate heavily using credit or other debt instruments other than the revenue sharing note. Nor do we plan to hire many staff or change our workshop location. These facts will enable us to adjust our budget based on our quarterly revenue share note payments first rather than prioritizing other pressures.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Stone House Products's fundraising. However, Stone House Products may require additional funds from alternate sources at a later date.

Historical milestones

Stone House Products has been operating unincorporated since Feb 2019 and has since achieved the following milestones:

- Built market demand in the New England region
- Achieved revenue of approx $15,000 in 2019
- Has built a mobile retail vending business to sell products at events.
- Created a network of websites to gain clients & customers.
- Developed partnerships with artists and other businesses to gain revenue and services.

Low workshop overhead

Our workshop is located on a property that is already privately owned by a partner within Stone House Products LLC. This has made our location expense extremely low. It has also provided a flexibility that is typically unavailable with a leased property. We do not expect to change this situation for a period of 5 years. Which means our expenses will remain low throughout the period of the revenue sharing note.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Stone House Products Financial Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$38,800	$73,000	$95,000	$128,000	$160,000
Cost of goods sold	$0	$0	$0	$0	$0
Gross profit	$38,800	$73,000	$95,000	$128,000	$160,000
OpEx					
Asset Purchase (CNC & Laser)	$7,000	$10,000	$7,000	$10,000	$7,000
Existing Laser Cutter Payoff	$3,000	$0	$10,000	$0	$10,000
Advertising	$8,000	$8,000	$15,000	$30,000	$40,000
Cost of Goods (Existing)	$2,500	$5,000	$2,000	$5,000	$5,000
Electricity	$2,000	$2,000	$3,000	$3,000	$3,000
Insurance (Projected)	$2,000	$3,000	$2,000	$10,000	$10,000
Motor Vehicle & Travel (Existing)	$1,000	$5,000	$2,000	$4,000	$4,000
Supplies (Existing)	$500	$2,000	$5,000	$10,000	$15,000
Postage & Printing (Existing)	$2,400	$2,400	$5,000	$10,000	$10,000
Facility Upgrade & Expansion	$1,000	$3,000	$1,500	$1,500	$1,500
Repairs & Maintenance (Existing)	$1,200	$1,500	$1,800	$1,800	$1,800
Subscriptions (Existing)	$1,800	$1,800	$1,000	$1,000	$1,000
Telephone (Exisiting)	$600	$1,000	$3,000	$3,000	$3,000
Wages (Sub Contracted)	$4,000	$30,000	$20,000	$20,000	$30,000
Total	$37,000	$74,700	$78,300	$109,300	$141,300
Operating Profit	$1,800	-$1,700	$16,700	$18,700	$18,700

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V